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DATAMIRROR QUARTERLY REPORT
FIRST QUARTER ENDED APRIL 30, 2003

REPORT TO SHAREHOLDERS

OPERATIONS REVIEW

Revenue for the quarter ended April 30, 2003 ("Q1 fiscal 2004") was $13,320,000, as compared to $14,142,000 for the quarter ended April 30, 2002 ("Q1 fiscal 2003"), a decrease of 5.8%. The GAAP net income for Q1 fiscal 2004 was $663,000 or $0.06 per basic and fully-diluted share compared to a net loss of $947,000 or ($0.08) per share for Q1 fiscal 2003. Cash flow from operations for Q1 fiscal 2004 was $4,244,000 or $0.37 per share compared to $3,832,000 or $0.34 per share in Q1 fiscal 2003. Cash, cash equivalents and short-term investments stood at $42,272,000 or $3.70 per common share outstanding at the end of the quarter, up from $38,827,000 or $3.39 per common share outstanding at January 31, 2003.

Revenue from licence sales accounted for 41.1% of total revenue in Q1 fiscal 2004 with a gross margin of 99.1%, as compared to 50.2% of total revenue and gross margin of 99.2% in Q1 fiscal 2003. Gross margin on maintenance and services was 65.4% in Q1 fiscal 2004, as compared to 55.7% in Q1 fiscal 2003. Overall gross margin for Q1 fiscal 2004 increased to 79.3% from 77.5% for Q1 fiscal 2003. Operating expenses for Q1 fiscal 2004 were $9,768,000 compared to $11,020,000 for Q1 fiscal 2003, a decrease of 11.4%. Total costs, including costs of revenue, were $12,531,000 for Q1 fiscal 2004, down significantly from $14,196,000 in Q1 fiscal 2003 and $13,170,000 in the previous quarter. Total headcount was 262 at April 30, 2003 as compared to 311 at April 30, 2002 and down from 276 at the end of the fourth quarter of fiscal 2003.

ACHIEVEMENTS AND MILESTONES

During the first quarter the Company added 29 new customers to our global account base, who accounted for 44% of the quarter's licence revenue. Key customer wins included: AK Steel Corporation, Arjo Wiggins Appleton plc, Bancredito, Constellation Brands, Lear Corporation, Royal Bank of Canada, Sony de Mexicali, Tennant Corporation, Toronto Dominion Bank and Vodafone. Existing customers such as Baxter Corporation, Countrywide Home Loans, DLM Foods LLC, Rieter Automotive Germany GmbH, Toys 'R' Us International, and Verizon Wireless also made significant additional purchases of our software.

MANAGEMENT'S COMMENTS

"The first quarter results did not meet our expectations," said Peter Cauley, CFO of DataMirror. "Several factors including the strong Canadian dollar, global political uncertainty and weakness in our Asia Pacific operations contributed to our revenue being short of our expectations, causing the quarter's net income to be lower than the guidance we had given earlier. Despite the revenue shortfall, the Company was able to increase operating income by over $800,000 compared to the first quarter of last year through strong cost control measures, generate almost $4.3 million in positive cash flow from operations by decreasing days sales outstanding to 51 days and end the quarter with over $42 million in cash."

"Despite the business climate DataMirror experienced in the quarter, the robustness of our business model is clear," commented Nigel Stokes, CEO of DataMirror. "Cash flow was strong, and profits while below initial expectations were up dramatically year over year. The first quarter also provided several indicators for business optimism. New customer adoption rates remained consistent with Q1 last year and new products like iReflect, used for protection of Oracle data, started to generate improved revenue. Given the substantial demand for our data integration, resiliency and audit solutions, adding sales and channel resources continues to be a top priority for DataMirror."

OUTLOOK

In the second quarter of fiscal 2004, DataMirror expects to earn GAAP net income in the range of $0.08 to $0.12 per share.



NIGEL STOKES
Chairman, President and
Chief Executive Officer



PETER CAULEY
Vice President Finance and
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(For the three months ended April 30, 2003)

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this management discussion and analysis, including statements regarding the Company's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this management's discussion and analysis of financial condition and results of operations or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

The following information should be read in conjunction with the unaudited Consolidated Financial Statements of DataMirror Corporation (together with its subsidiaries referred to as "DataMirror" or the "Company") for the three months ended April 30, 2003, as well as the Company's audited Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended January 31, 2003, contained in the Company's 2003 Annual Report to Shareholders. All amounts are stated in Canadian dollars unless otherwise noted.

OVERVIEW

DataMirror designs, develops and markets software solutions that enable over 1,700 companies in 61 countries to integrate, protect, capture and audit their data.

The Company's comprehensive LiveBusiness solution family *unlocks the experience of now* by providing the instant data access, integration and resiliency companies demand today across all the computers in their business. Companies across all sectors, from manufacturing, retail, financial services and health care to government and military have invested in DataMirror solutions to help them work faster and smarter. The Company's LiveBusiness solutions enable customers to capture and integrate their data in real-time, make that data available and resilient 24 hours a day and keep the data secure by allowing them to identify and audit the changes to their databases.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles which are in all material respects in accordance with accounting principles generally accepted in the United States, except as disclosed in note 20 of the audited Consolidated Financial Statements for the year ended January 31, 2003. The preparation of the Company's financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investments, intangible assets, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

The Company believes that the following are the critical judgement areas in the application of its accounting policies that currently affect the Company's financial condition and results of operations.

Revenue Recognition. The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services.

Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2", issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers' financial condition and if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

Investments. From time to time the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangible Assets. The Company has intangible assets related to acquired technology. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgements. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In Q1 fiscal 2004, the Company did not record an impairment charge related to intangible assets.

Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In Q1 fiscal 2004, the Company did not record an impairment charge related to goodwill.

Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company's future tax assets is principally dependant upon its achievement of projected future taxable income. The Company's judgements regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is more likely to be realized. While the Company has considered future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its net future tax assets, an adjustment to the future tax assets would be charged to income in the period such a determination were made.

RESULTS OF OPERATIONS

Revenue for the quarter ended April 30, 2003 ("Q1 fiscal 2004") was $13,320,000, as compared to $14,142,000 for the quarter ended April 30, 2002 ("Q1 fiscal 2003"), a decrease of 5.8%. The GAAP net income for Q1 fiscal 2004 was $663,000 or $0.06 per basic and fully-diluted share compared to a net loss of $947,000 or ($0.08) per share for Q1 fiscal 2003. Cash flow from operations for Q1 fiscal 2004 was $4,244,000 or $0.37 per share compared to $3,832,000 or $0.34 per share in Q1 fiscal 2003. Cash, cash equivalents and short-term investments stood at $42,272,000 or $3.70 per common share outstanding at the end of the quarter, up from $38,827,000 or $3.39 per common share outstanding at January 31, 2003.

Revenue from licence sales accounted for 41.1% of total revenue in Q1 fiscal 2004 with a gross margin of 99.1%, as compared to 50.2% of total revenue and gross margin of 99.2% in Q1 fiscal 2003. Gross margin on maintenance and services was 65.4% in Q1 fiscal 2004, as compared to 55.7% in Q1 fiscal 2003. Overall gross margin for Q1 fiscal 2004 increased to 79.3% from 77.5% for Q1 fiscal 2003. Operating expenses for Q1 fiscal 2004 were $9,768,000 compared to $11,020,000 for Q1 fiscal 2003, a decrease of 11.4%. Total costs, including costs of revenue, were $12,531,000 for Q1 fiscal 2004, down significantly from $14,196,000 in Q1 fiscal 2003 and $13,170,000 in the previous quarter. Total headcount was 262 at April 30, 2003 as compared to 311 at April 30, 2002 and down from 276 at the end of the fourth quarter of fiscal 2003.

REVENUE

Licence. Licence revenue in Q1 fiscal 2004 was $5,478,000 compared to $7,104,000 in Q1 fiscal 2003, a decrease of 22.9%. The decrease in licence revenue was largely attributable to several factors including the strengthening of the Canadian currency, the impact of Severe Acute Respiratory Syndrome ("SARS") on the Canadian and Asia Pacific operations and the effects of global political events on the North American, European and Middle East markets.

Maintenance. Maintenance revenue in Q1 fiscal 2004 was $6,575,000 compared to $5,562,000 in Q1 fiscal 2003, an increase of 18.2%. This increase was a result of maintenance revenue generated by additional licence sales since the end of Q1 fiscal 2003 and the renewal of maintenance and support contracts for licence sales completed in prior periods. Due to its recurring nature, maintenance revenue was not impacted by the factors which affected licence revenue.

Services. Services revenue in Q1 fiscal 2004 was $1,267,000 compared to $1,476,000 in Q1 fiscal 2003, a decrease of 14.2%. This decrease was due largely to the same factors which affected licence revenue.

COST OF REVENUE

Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For Q1 fiscal 2004, costs of licence revenue were $51,000 (0.9% of licence revenue) relatively unchanged from $57,000 (0.8% of licence revenue) for Q1 fiscal 2003.

Maintenance and Services. Costs of maintenance and service revenue consist primarily of the salary and related costs of providing those services. For Q1 fiscal 2004, costs of maintenance and service revenue were $2,712,000 (34.6% of maintenance and service revenue) compared to $3,119,000 (44.3% of maintenance and service revenue) for Q1 fiscal 2003. The gross margin on maintenance and service revenue improved dramatically, as the Company realized economies of scale in the cost of providing support to its growing customer base.

OPERATING EXPENSES

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related expenses. For Q1 fiscal 2004, these expenses totalled $4,706,000 (35.3% of revenue) down significantly from $5,447,000 (38.5% of revenue) for Q1 fiscal 2003. The decrease is due primarily to reduced travel and trade show related expenditures and a reduction of headcount in this area, as well as a decrease caused by the impact of the stronger Canadian currency on the Company's US and European expenses. Management expects selling and marketing expenses to increase as the Company expands its sales and marketing activities.

Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $2,488,000 (18.7% of revenue) for Q1 fiscal 2004 down slightly from $2,619,000 (18.5% of revenue) for Q1 fiscal 2003 due mainly to a reduction in headcount in research and development.

General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For Q1 fiscal 2004, general and administration expenses were $1,806,000 (13.6% of revenue) compared to $2,269,000 (16.0% of revenue) for Q1 fiscal 2003, a decrease of 20.4%. The Company initiated a series of cost saving measures during fiscal 2003 with the goal of increasing operating profitability which, combined with a reduction in overhead expenses as a result of the headcount reductions and the impact of the stronger Canadian currency on the Company's US and European expenses, resulted in this reduction.

Amortization of Intangibles. For Q1 fiscal 2004, amortization of intangibles was $768,000 compared to $685,000 for Q1 fiscal 2003. The increase of $83,000 is due to additional amortization of technology acquired subsequent to Q1 fiscal 2003.

INVESTMENT INCOME, NET

Investment income, net includes interest on short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In Q1 fiscal 2004, net investment income was $257,000 compared to $141,000 in Q1 fiscal 2003. This increase is primarily due to an increase in invested cash balances resulting from positive cash flow from operations of over $16.3 million since the end of Q1 fiscal 2003.

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and bankers acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently our future investment income may fall short of expectations due to changes in short-term interest rates

LOSSES FROM INVESTMENT IN POINTBASE

The equity loss from the Company's investment in PointBase was nil in Q1 fiscal 2004 compared to $899,000 in Q1 fiscal 2003. The decrease was due to the investment in PointBase having been written off at October 31, 2002. No further equity losses will be recorded. Should the Company be successful in selling its ownership position in PointBase, a one-time gain on sale will be recognized at that time.

INCOME TAX EXPENSE

During Q1 fiscal 2004, the Company recorded an income tax provision of $383,000 as compared to a provision of $135,000 in Q1 fiscal 2003.

The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for Q1 fiscal 2004 was 36.6% [Q1 fiscal 2003 – 38.6%]. The decrease in the combined rate is due to the announced reduction in the federal and provincial tax rates coming into effect during the year.

The income tax provision is different than expected due to a combination of factors including: the equity loss and write-off of PointBase being non-deductible for tax purposes, other non-deductible expenses, the inability to benefit from certain foreign tax losses incurred during the quarter, the effect of foreign tax rates, the effect of the rate changes on future taxes and the manufacturing and processing tax deduction.

ACQUISITIONS AND INVESTMENTS

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At April 30, 2003, the Company owned approximately 44,687,000 or 39.5% of Idion's outstanding common shares acquired at a cost of $9,861,000. The ownership of 1,119,000 shares of Idion (the "Disputed Shares") was subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. The broker alleges that it did not accept the Company's offer in respect of the Disputed Shares and has instituted legal proceedings against the Company and certain other parties to prevent the settlement of the sale of the Disputed Shares to the Company. Subsequent to April 30, 2003 this dispute was settled in favour of the plaintiff and as a result the Company will return the Disputed Shares to the broker for the original consideration of approximately $360,000.

Should the Company decide to liquidate its investment in Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and subject to foreign exchange and other risks associated with investments in JSE listed companies. Under South African securities regulations, the Company may acquire an additional 5% of Idion's common shares over the one-year period starting July 5, 2002, and subsequent to that one-year period, may launch a new take-over bid. If the Company is ultimately successful in completing the transaction, there are factors which may impact the acquisition. These factors include, but are not limited to, the following: risks involved in the completion and integration of the acquisition, expected cost savings from the acquisition may not be fully realized or realized within the expected timeframe, revenue of the combined company may be lower than expected, the possibility of technical, logistical or planning issues in connection with deployments, costs or difficulties related to obtaining regulatory approvals for completing the acquisition, costs or difficulties related to integration of the companies following the acquisition may be greater than expected and legislative or regulatory changes may adversely affect the businesses in which the companies are engaged.

The investment in Idion is accounted for using the cost method, as the Company does not have significant influence over the affairs of Idion and cannot obtain adequate financial information from Idion to enable the Company to account for its investment in Idion using the equity method. On April 30, 2003, shares of Idion were trading at approximately Cdn. $0.45 per share, which would indicate a market value of $20,238,000 for the Company's investment at that date. If a decline in market value is determined to be other than a temporary decline in value, the Company will be required to write-down its investment in Idion. During its latest fiscal year ended December 31, 2002, Idion incurred a net loss of approximately U.S. $5.4 million of which a loss of approximately U.S. $2.2 million was from continuing operations.

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year.

Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar, a company engaged in the business of developing and marketing enterprise application integration products with offices in Redwood Shores, California and London, England. The acquisition has been accounted for under the purchase method, and the results of the continuing operations of the Constellar business acquired by DataMirror are included from the date of acquisition. A total of U.S. $5 million in payments relating to the Constellar acquisition were deferred over 3 years, with U.S. $3 million of these payments being contingent on revenues realized by DataMirror from the acquired business over the three years beginning September 1, 2000. Payments of U.S. $1 million each were made in October 2001 and October 2002 in consideration of the fixed portion of this obligation. In November 2001, a payment of $724,000 was made in payment of $856,000 of contingent consideration for the year ended August 31, 2001 less a holdback of $132,000 related to assets which were not realized. No payment of contingent consideration is due in respect of the year ended August 31, 2002.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $9,377,000, and in September 1997 raised net proceeds of $15,721,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000, the Company raised net proceeds of $34,151,000 through the issuance of 1,305,000 common shares.

As at April 30, 2003 the Company had cash, cash equivalents and short-term investments of $42,272,000, compared to $39,357,000 at the end of Q1 fiscal 2003 and $38,827,000 at January 31, 2003. The increase in cash, cash equivalents and short-term investments was primarily due to increased cash flow from operations. For Q1 fiscal 2004, cash flow from operations was $4,244,000, an increase of $412,000 over Q1 fiscal 2003 due to a significant increase in operating profits and an increase in the rate of collections of accounts receivable, which resulted in a decrease in days sales outstanding to 51 at April 30, 2003 from 64 at the end of fiscal 2003. The Company's investing activities consisted primarily of purchases of capital assets and the purchase of shares of Idion. During Q1 fiscal 2004, capital expenditures of $134,000 ($502,000 in Q1 fiscal 2003) were financed internally and none (none in Q1 fiscal 2003) were financed under capital lease facilities. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company's head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. Financing activities during the quarter included capital lease payments and share capital transactions. During the Q1 fiscal 2004 the Company used $661,000 ($287,000 in Q1 fiscal 2003) in cash to repurchase its common shares under a normal course issuer bid and raised an additional $159,000 ($206,000 in Q1 fiscal 2003) through the issuance of common shares pursuant to the Company's stock option plans.

The Company has available short-term bank credit facilities amounting to approximately $3,344,000. At April 30, 2003 there was no outstanding indebtedness under these credit facilities. Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company's short-term financial requirements with the exception of acquisition related cash requirements. The Company's short-term financial requirements may increase substantially if the Company is successful in its take-over bid for Idion or in the event the Company makes other significant acquisitions. Short-term financial requirements related to acquisitions may include direct and indirect costs including restructuring and other expenses related to integrating and refinancing the acquired business. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

NEW ACCOUNTING RECOMMENDATIONS

During 2002, the Financial Accounting Standards Board ("FASB") adopted two new accounting recommendations which may have an impact on the Company's future financial statements. The Company will adopt each of these recommendations as of February 1, 2003 and does not anticipate any material adverse effect to result from such adoption.

In June 2002, FASB introduced Statement of Financial Accounting Standard ("SFAS") 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities. Prior to SFAS 146, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. SFAS 146 applies to exit or disposal activities initiated after December 31, 2002.

In December 2002, FASB introduced SFAS 148, amending SFAS 123, to provide alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has adopted this standard and determined it has no impact on its U.S. GAAP financial information.

In November 2001, the Accounting Standards Board ("AcSB") approved AcG-13, an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines will not affect the Company until the fiscal year starting February 1, 2004. The Company has not yet determined the impact, if any, of these new guidelines.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect or may affect the Company and its business, financial condition and results of operations are substantially unchanged from those discussed in the Company's latest Annual Information Form and its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended January 31, 2003 contained in the Company's 2003 Annual Report to Shareholders, and all of such risks and uncertainties are incorporated herein by reference.

CONSOLIDATED BALANCE SHEETS
(Thousands of CDN$)

	April 30 2003 (unaudited)	January 31 2003 (audited)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 42,272	$ 13,025
Short-term investments	0	25,802
Accounts receivable	7,446	12,455
Prepaid expenses	1,448	1,618
Future tax assets	2,318	2,578
	53,484	55,478
CAPITAL ASSETS	3,731	3,931
INVESTMENT TAX CREDITS RECOVERABLE	1,699	1,664
INVESTMENTS	9,861	9,768
INTANGIBLES	6,631	7,388
GOODWILL	3,118	3,118
	$ 78,524	$ 81,347
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 4,210	$ 5,120
Deferred revenue	17,020	18,137
Income taxes payable	538	993
Current portion of capital lease obligations	67	89
	21,835	24,339
FUTURE INCOME TAXES	1,043	1,505
CAPITAL LEASE OBLIGATIONS	15	33
	22,893	25,877
SHAREHOLDERS' EQUITY		
Share capital		
Common Shares		
(April 30, 2003 - 11,428,837, January 31, 2003 - 11,461,142)	64,494	64,637
Deficit	(8,365)	(8,669)
Cumulative translation adjustment	(498)	(498)
	55,631	55,470
	$ 78,524	$ 81,347

See accompanying notes

On behalf of the board:



Nigel Stokes
Director



Donald Lenz
Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Thousands of CDN$, except per share data - unaudited)

Three Months Ended April 30,		2003		2002
REVENUE				
Licence	$	5,478	$	7,104
Maintenance		6,575		5,562
Services		1,267		1,476
		13,320		14,142
COST OF REVENUE				
Licence		51		57
Maintenance and services		2,712		3,119
		2,763		3,176
GROSS MARGIN		10,557		10,966
OPERATING EXPENSES				
Selling and marketing		4,706		5,447
Research and development		2,488		2,619
General and administration		1,806		2,269
Amortization of intangibles		768		685
		9,768		11,020
OPERATING INCOME (LOSS)		789		(54)
INVESTMENT INCOME		257		141
EQUITY LOSS FROM INVESTMENT IN POINTBASE, INC.		0		(899)
INCOME (LOSS) BEFORE INCOME TAXES		1,046		(812)
INCOME TAX EXPENSE		383		135
NET INCOME (LOSS)	$	663	$	(947)
EARNINGS (LOSS) PER SHARE				
Basic	$	0.06	$	(0.08)
Fully diluted	$	0.06	$	(0.08)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)				
Basic		11,418		11,431
Fully diluted		11,619		11,431

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of CDN$ - unaudited)

Three Months Ended April 30,		2003		2002
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Net income (loss)	$	663	$	(947)
Add (deduct) items not affecting cash:				
Amortization of capital assets		334		430
Amortization of intangibles		768		685
Loss from investment in PointBase, Inc.		0		899
Future income taxes		(202)		(68)
Investment tax credits		(35)		113
Non-cash operating expense		19		38
Non-cash interest expense		0		30
Non-cash foreign exchange loss		0		31
		1,547		1,211
Changes in non-cash working capital balances		2,697		2,621
		4,244		3,832
INVESTING ACTIVITIES				
Capital asset additions		(134)		(502)
Sale of short-term investments		25,802		27,422
Investment in Idion		(93)		(354)
Acquisition of technology		(30)		0
		25,545		26,566
FINANCING ACTIVITIES				
Capital lease payments		(40)		(33)
Issuance of share capital		159		206
Repurchase of share capital		(661)		(287)
		(542)		(114)
INCREASE IN CASH AND CASH EQUIVALENTS		29,247		30,284
CASH AND CASH EQUIVALENTS				
Beginning of period		13,025		9,073
End of period	$	42,272	$	39,357

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended April 30, 2003 (unaudited)

1. BASIS OF PRESENTATION
The accompanying unaudited consolidated financial statements have been prepared by the Company
in accordance with Canadian generally accepted accounting principles, consistent with those used
and described in the Company's audited consolidated financial statements and notes for the year
ended January 31, 2003. These unaudited condensed notes to the consolidated financial
statements should be read in conjunction with the audited consolidated financial statements
and notes included in the Company's Annual Report for the year ended January 31, 2003.

2. INVESTMENTS
The investments are as follows:

	2003	2002
Idion Technology Holdings Limited	$ 9,861	$ 1,175
PointBase Inc.	-	5,776
	$ 9,861	$ 6,951

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the
shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the
Johannesburg Stock Exchange, in a cash bid valued at $9.8 million. On April 18, 2002, the bid
was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased
to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been
successful in completing the take-over. At April 30, 2003, the Company owned approximately
44,687,000 or 39.5% of Idion's outstanding common shares acquired at a cost of $9,861,000. The
ownership of 1,119,000 shares of Idion (the "Disputed Shares") was subject to a dispute between
the Company and a broker acting on behalf of persons related to the CEO of Idion. The broker alleges
that it did not accept the Company's offer in respect of the Disputed Shares and has instituted legal
proceedings against the Company and certain other parties to prevent the settlement of the sale
of the Disputed Shares to the Company. Subsequent to April 30, 2003 this dispute was settled in
favour of the plaintiff and as a result the Company will return the Disputed Shares to the broker
for the original consideration of approximately $360,000.

The investment in Idion has been accounted for at cost, as the Company does not have significant
influence over the affairs of Idion and was not able to obtain adequate financial information from
Idion to enable it to account for its investment using the equity method.

On April 30, 2003, shares of Idion were trading at approximately Cdn. $0.45 per share, which would
indicate a market value of $20,238,000 for the Company's investment at that date.

PointBase has had a history of operating losses and has little prospect of short-term profitability. In
June of 2002, PointBase started a downsizing of their business, which continued through to the end
of October 2002, with the intent of achieving break-even operations in the short-term. At the end of
October 2002, it had become apparent that these measures would not result in profitable or break-
even operations in the near future and the Company's investment had become impaired and,
accordingly, the investment in PointBase was written down to the estimated fair value of nil.

3. SEGMENTED INFORMATION
The Company operates in only one industry, that being the business of developing and marketing
computer software products. The Company has two reportable segments, North America, which
includes the Company's recently incorporated Asia Pacific operations, and Europe, based on the
geographic location of its operations. The accounting policies followed by these segments are
the same as those described in the summary of significant accounting policies. The Company
accounts for intersegment sales at fair value.

The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

The following table presents certain information with respect to the reportable segments described above:

Three months ended April 30,		2003		2002
REVENUE				
North American customers	$	8,599	$	9,420
Intersegment		1,220		1,216
		9,819		10,636
European customers		4,721		4,722
Elimination of intersegment revenue		(1,220)		(1,216)
	$	13,320	$	14,142
OPERATING INCOME (LOSS)				
North America	$	25	$	(119)
Europe		746		65
	$	789	$	(54)
AMORTIZATION				
North America	$	1,017	$	995
Europe		85		120
	$	1,102	$	1,115
CAPITAL ASSET ADDITIONS				
North America	$	117	$	470
Europe		17		32
	$	134	$	502
IDENTIFIABLE ASSETS				
North America	$	60,327	$	55,828
Europe		8,448		10,428
		68,775		66,256
Intangibles		6,631		9,259
Goodwill		3,118		3,118
	$	78,524	$	78,633

Summaries of revenue, segmented according to the customers' country of residence, and of capital and intangible assets, segmented according to the country in which the assets are located, are as follows:

Three months ended April 30,		2003		2002
REVENUE				
Canada	$	1,486	$	893
United States		6,149		7,696
United Kingdom		2,448		2,865
Germany		1,265		1,215
Other		1,972		1,473
	$	13,320	$	14,142
CAPITAL AND INTANGIBLE ASSETS				
Canada	$	10,060	$	12,494
Germany		2,705		2,769
Other		715		889
	$	13,480	$	16,159

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

P. Kirk Dixon
Secretary and Executive Vice President,
Global Operations

Donald L. Lenz [1] [3]
Managing Director, Newport Partners

Bryan E. Plug [1] [2]
Chief Executive Officer, Kintana, Inc.

Keith Powell [2] [3]
Principal, Keith Powell Consulting Inc.

Nigel W. Stokes [3]
Chairman, President and
Chief Executive Officer

E. Herman Wallenburg
Chief Scientist

Donald Woodley [1] [2]
President, The Fifth Line Enterprise

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee

EXECUTIVE OFFICERS

Nigel W. Stokes
Chairman, President and
Chief Executive Officer

P. Kirk Dixon
Secretary and Executive Vice President,
Global Operations

E. Herman Wallenburg
Chief Scientist

Peter Cauley
Vice President Finance and
Chief Financial Officer

Stewart Ritchie
Vice President, Sales, Americas
and Asia Pacific

Donald G. Symonds
Vice President, EMEA

AUDITORS

Ernst & Young LLP
P.O. Box 251
Ernst & Young Tower
Toronto, Ontario M5K 1J7

LEGAL COUNSEL

Blake, Cassels & Graydon LLP
Box 25, Commerce Court West
Toronto, Ontario M5L 1A9

REGISTRAR AND TRANSFER AGENT

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

For any inquiries or change of
address please call:
Answerline: (416) 643-5500
or toll free: 1-800-387-0825

BANKER

Bank of Montreal
Innovation and Technology Centre
First Canadian Place
P.O. Box 3, Mezzanine Level
Toronto, Ontario M5X 1A3

INVESTOR RELATIONS

Send inquiries to:
Investor Relations
DataMirror Corporation
3100 Steeles Avenue East, Suite 1100
Markham, Ontario L3R 8T3

Phone: (905) 415-0310 Ext. 284
Toll Free: 1-800-362-5955
Fax: (905) 415-5195
Email: investors@datamirror.com
http://www.datamirror.com

COMMON SHARES

The common shares of the Company are listed
on the Toronto Stock Exchange under the
symbol DMC and on the NASDAQ National
Market under the symbol DMCX.

ABOUT DATAMIRROR

DataMirror (Nasdaq: DMCX; TSX: DMC) delivers LiveBusiness™ software solutions that give companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks *the experience of now*™ by providing the instant data access, integration and availability companies require today across all computers in their business. Over 1,700 companies have gone live with DataMirror software. DataMirror is headquartered in Markham, Canada, and has offices around the globe.

DataMirror ®
THE EXPERIENCE OF NOW.™

North America 1 800 362 5955
UK + 44 (0)20 7633 5200
France + 33 (0) 1 55 70 30 18
Germany + 49 6151 8275 0
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